N E W S

                                                                                    July 23, 2002

                                                                                    Beth Copeland - Media
                                                                                    (317) 269-1395
                                                                                    William J. Brunner - Shareholders & Analysts
                                                                                    (317) 269-1614

                                                                                    FOR IMMEDIATE RELEASE

First Indiana Corporation Announces Dividend

          (Indianapolis) – The Board of Directors of First Indiana Corporation declared on July 17, 2002, a quarterly dividend of $.16 per share of common stock. The dividend will be paid September 16, 2002, to shareholders of record as of September 6, 2002. This is the 62nd consecutive quarter First Indiana has paid a cash dividend.

          First Indiana Corporation is a full-service financial services company offering comprehensive financial solutions to businesses and individuals. It is the holding company for First Indiana Bank, N.A., the largest bank headquartered in Indianapolis, and Somerset Financial Services, an accounting and consulting firm. Founded in 1915, First Indiana Bank is a national bank with $2.1 billion in assets and 26 offices in Central Indiana, plus construction and consumer loan offices in Indiana, Arizona, Florida, Illinois, North Carolina, Oregon, and Ohio. First Indiana also originates consumer loans in 46 states through a national independent agent network. Through Somerset Financial Services and FirstTrust Indiana, a division of First Indiana Bank, First Indiana offers a full array of tax planning, accounting, consulting, wealth management, and investment advisory and trust services. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com , which is not a part of this news release.